

May 13, 2015

Via e-mail
Cameron D. MacDougall
Vice President
Fortress Transportation and Infrastructure Investors LLC
1345 Avenue of the Americas, 46th Floor
New York, New York 10105

> **Re: Fortress Transportation and Infrastructure Investors LLC**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 4, 2015**
> **File No. 333-193182**

Dear Mr. MacDougall:

We have reviewed your supplemental response dated May 12, 2015 to our letter dated May 11, 2015 and have the following comments.

1. We note on page 2 that you project to pay a distribution of $0.33 per share in the second quarter of 2015 and that you expect the distribution to range between 50% and 60% of Funds Available for Distribution (FAD). We further note on page 11 that you estimated FAD for the three months ended March 31, 2015 to range between $13,400 and $14,000. Please provide additional qualitative and quantitative disclosures that allow an investor to form a complete assessment of the prospects for future distributions. For example, we understand that there is no legally binding provision that restricts your ability to make any cash transactions based on FAD. Consequently, your actual ability to make distributions to shareholders is based on the amount of cash available for that purpose. In 2014, it is clear from page F-9 that your cash distributions to members would not have been possible absent the $0.7 billion 2014 debt and equity financing, so that fact should be disclosed in order for the contextual disclosure to be complete. Also, include an analysis of any overage or shortfall between FAD on a historical basis and the projected distribution of $0.33 per share. To the extent you have not historically demonstrated the ability to generate sufficient FAD to support the projected distribution, expand your disclosure to highlight: (i) this fact; (ii) uncertainties in your ability to generate sufficient FAD in the future; and (iii) the potential sources of cash to fund any future shortfalls.

2. In the "Dividends" and "Dividend Policy" sections on pages 2, 26, and 61, you state that "Since inception through March 31, 2015, we have made a total of fourteen regular quarterly distributions to our investors that have grown consistently over time." We note that in every period since inception, the amounts of your structured member distributions have been substantially less than the amounts of member capital contributions. Further, in both 2013 and 2014 the member distributions have far exceeded your net income

attributable to members. Consequently, it appears that these distributions are characteristic of returns of capital. Please revise your disclosure to clarify that the 2013 and 2014 distributions were capital distributions and not dividends, consistent with the presentation on page F-7.

3. We note on page 91 you provided FAD for 2014 and 2013, and the FAD for 2014 does not give effect to significant acquisitions made in 2014. Please tell us how the presentation of FAD without having given effect to the acquisitions is meaningful to investors in evaluating your ability to make the projected distributions.

4. We note that you include cash inflows from sales of assets in FAD. Please disclose the limitation to FAD that it does not capture cash outflows to acquire the assets in the first place.

5. We note from your response to comment 2 of our letter dated May 11, 2015, that the Company's historical liquidity requirements for capital expenditures and acquisitions are unrelated to FAD. Please expand your description of the limitations of FAD to include this fact.

6. We note your calculation of FAD does not include any reductions for maintenance capital expenditures necessary to maintain the same level of cash generation from your capital investments. Please expand your description of the limitations of FAD to include this fact, or explain to us why such disclosure is not necessary.

7. We note on page 53 that your ability to receive distributions from your subsidiaries is restricted by a covenant within the Morgan Stanley Credit Agreement. Please expand your disclosure to explain in greater detail this covenant and how it creates uncertainties in the ability to pay distributions to your shareholders. Address also the other debt covenants restricting distributions that you reference on page 91. In addition, tell us how you considered the disclosures required by Rule 4-08(e)(3) and Rule 5-04 Schedule I of Regulation S-X.

8. Please expand your disclosure on page 2 to fully explain the $140 million "Contracted Cash Flow." Clarify further why this amount differs from the sum of the $29.1 million disclosed on page F-24 and the $62.6 million disclosed on page F-35. We may have further comment.

9. Please expand your disclosure on page 10 to quantify your expected range of March 31, 2015, net income (loss). Presumably this information is available given that you have disclosed March 31, 2015, revenues and operating cash flow ranges.

You may contact Tracie Mariner at (202) 551-3744 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief